UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77472 / March 30, 2016

Admin. Proc. File No. 3-16136

In the Matter of

SINO OIL & GAS PIPE HOLDINGS LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Sino Oil & Gas Pipe Holdings Ltd., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Sino Oil & Gas Pipe Holdings Ltd.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Sino Oil & Gas Pipe Holdings Ltd., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Corridor Ventures II Acquisition Corp., Dong Xin Chem. Co., Ltd., Silica Res. Corp., Sino Oil & Gas Pipe Holdings Ltd., SK Shasta Acquisition Corp.1, SK Shasta Acquisition Corp. 2, SK Shasta Acquisition Corp. 3, and SK Shasta Acquisition Corp. 4,* Initial Decision Release No. 951 (Feb. 3, 2016), 113 SEC Docket 08, 2016 WL 407070. The Central Index Key number for Sino Oil & Gas Pipe Holdings Ltd. is 1485536.

INITIAL DECISION RELEASE NO. 951
ADMINISTRATIVE PROCEEDING
File No. 3-16136

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CORRIDOR VENTURES II ACQUISITION CORP., DONG XIN CHEMICAL CO., LTD., SILICA RESOURCES CORP., SINO OIL & GAS PIPE HOLDINGS LTD., SK SHASTA ACQUISITION CORP. 1, SK SHASTA ACQUISITION CORP. 2, SK SHASTA ACQUISITION CORP. 3, and SK SHASTA ACQUISITION CORP. 4	INITIAL DECISION OF DEFAULT AS TO SINO OIL & GAS PIPE HOLDINGS LTD. February 3, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondent Sino Oil & Gas Pipe Holdings Ltd.[1] The revocation is based on Sino Oil's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 18, 2014, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Sino Oil has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. On February 1, 2016, the Division of Enforcement submitted a return of service

[1] This proceeding has already ended as to the remaining respondents in this proceeding. *Corridor Ventures II Acquisition Corp.*, Initial Decision Release No. 700, 2014 SEC LEXIS 4020 (ALJ Oct. 24, 2014), *finality order*, Exchange Act Release No. 73903, 2014 SEC LEXIS 4913 (Dec. 22, 2014).

certificate from the Chinese Ministry of Justice. The return of service, dated January 12, 2016, shows that Chinese authorities attempted to serve Sino Oil at the address listed on its last filing with the Commission, but that the attempt was unsuccessful because there was "[n]o such company at the address provided in the request."

I find that Sino Oil was served in accordance with Commission Rule of Practice 141(a)(2)(iv) by January 12, 2016. 17 C.F.R. § 201.141(a)(2)(iv). Rule 141(a)(2)(iv) allows for service upon persons in a foreign country by any method specified in Rule 141(a)(2) or by any other method reasonably calculated to give notice, provided that the method of service is not prohibited by the law of the foreign country. *Id.* Here, attempted service was made at the address provided by Sino Oil on its most recent filing with the Commission. Had the address Sino Oil provided been in the United States or in another country that does not prohibit service by mail, attempted, but unsuccessful, service would have been considered sufficient pursuant to 17 C.F.R. § 141(a)(2)(ii). I find that the attempted service at the address Sino Oil provided to the Commission was reasonably calculated to give notice to Sino Oil based on the same reasoning behind Commission Rule of Practice 141(a)(2)(ii), even though the company could not be found at that address. Because the Chinese Ministry of Justice carried out the attempted service under the Hague Convention standards applicable to it, the service was not prohibited by the law of the foreign country, and for that reason complied with Rule 141(a)(2)(iv).

Accordingly, Sino Oil's answer was due within ten days of service of the OIP, or by January 22, 2016. OIP at 4; 17 C.F.R. § 201.220(b). As of today, Sino Oil has not filed an answer.

FINDINGS OF FACT

Sino Oil is in default for failing to file an answer or otherwise defend the proceeding.[2] *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Sino Oil, Central Index Key No. 1485536, is a struck off British Virgin Islands corporation located in Jin Zhong City, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sino Oil is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended April 30, 2011.

In addition to its repeated failures to file timely periodic reports, Sino Oil failed to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

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[2] Given that Sino Oil could not be found at the address the Commission has for it, issuing an order to show cause to that same address would have been an exercise in futility and I declined to do so.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rule 13a-1 requires issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports. *See* 17 C.F.R. § 240.13a-1. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rule 13a-1. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Sino Oil failed to file timely periodic reports and therefore failed to comply with Exchange Act Section 13(a) and Rule 13a-1.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Sino Oil's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Sino Oil's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Sino Oil is also culpable because it failed to heed delinquency letters sent to it by the Division of Corporation Finance or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation). Sino Oil has not answered the OIP or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations, and has made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Sino Oil's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Sino Oil & Gas Pipe Holdings Ltd. is hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge